Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED	
		MARCH 31, 2006		
Earnings from continuing operations	$	13,873	$	65,345
Income taxes		7,057		39,878
Earnings from continuing operations before income taxes	$	20,930	$	105,223
Fixed charges:				
Interest, long-term debt	$	8,418	$	26,502
Interest, other (including interest on short-term debt)		474		2,347
Amortization of debt expense, premium, net		314		1,350
Portion of rentals representative of an interest factor		83		285
Total fixed charges	$	9,289	$	30,484
Earnings from continuing operations before income taxes	$	20,930	$	105,223
Plus: total fixed charges from above		9,289		30,484
Earnings from continuing operations before income taxes and fixed charges	$	30,219	$	135,707
Ratio of earnings to fixed charges		3.25 ×		4.45 ×